August 12, 2011
VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brad Skinner and John Coleman

Re:	Goldcorp Inc.
Form 40-F for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 001-12970
Dear Mr. Skinner:
On behalf of our client, Goldcorp Inc. (the “Company”), we are responding to your letter dated August 4, 2011 (the “Comment Letter”), pursuant to which you have requested that the Company provide you with certain information by August 18, 2011. As was recently discussed with our firm and in order to allow the Company sufficient time to respond to your comments and provide the requested information, we hereby request an additional ten business days (until September 1, 2011) to respond to your Comment Letter.
Thank you for your consideration on this matter. If you have any questions regarding this matter, please do not hesitate to contact me at the numbers set forth above.

Sincerely,
/s/ David S. Stone

cc:	Anna M. Tudela
Benjamin H. Lee